Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in the following are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 1






                          NEWMONT MINING CORPORATION

                                FEBRUARY 6, 2002
                                 12:00 P.M. CST



Coordinator       Good afternoon and thank you all for holding. I would like to remind parties your lines have been placed on a listen only mode until the question and answer session of today's conference, and also that today's call is being recorded at the request of Newmont Mining Corporation. If you have any objections you may disconnect at this time.

                  I would now like to turn the call over to Ms. Wendy Yang, Director of Investor Relations. Thank you ma'am you may begin.

W. Yang Thank you. Thanks for joining us today for our conference call to review Newmont's fourth quarter and year-end financial and operating performance. This call is being simulcast on our Web site and will be available for playback for a limited time.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 2


                  As we shall be discussing some forward-looking information, you should be aware that there are risks unique to our industry and these risk factors are described in detail in our filings with the SEC. The information we are discussing today, February 6, 2002, is relevant for the current period. For the most up to date material disclosure please refer to our latest SEC filing and news releases.

                  Giving remarks today are Wayne Murdy, Chairman, President and CEO and Bruce Hansen, Senior Vice President and CFO. We also have with us Jeff Huspeni, Vice President of Exploration and John Dow, Executive Vice president and Group Executive for Latin America. Wayne, please go ahead.

W. Murdy Thank you, Wendy, and good day everybody. I'm trying to work on my Australian accent, but I've got to get some help from some of my friends. Obviously, we've seen a great short period of spot gold price movement with the spot price yesterday closing at just over $297 an ounce, so a lot of volatility today. I'm sure we'll continue to see this volatility in the gold price, but it's good to see the price range moving upward over the past year. As I've said we're optimistic of an improved gold price going forward, based on improved economic fundamentals. Primarily we'll look

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 3


                  at the supply/demand picture and we think that is very optimistic for gold price as production is falling off worldwide.

                  Today I am pleased to announce the results of our best financial quarter of the year. I'm proud of our employees for remaining focused on our 2001 goals through the fourth quarter, while as the same time we initiated the exciting but intense acquisition efforts of Normandy Mining and Franco-Nevada. Newmont for the quarter earned $20.2 million or $0.10 per share. Excluding merger and certain non-cash items, we earned $31.7 million or $0.16 per share.

                  It was a good year overall in 2001. We produced 5.4 million ounces at a cash cost of $184 per ounce in line with our targets. We reported $13.7 million or $0.07 per share for the full year, excluding merger costs and non-cash items; a 73% improvement from the year 2000 despite a $10 per ounce lower realized goal price at $271, generated cash flow from operations of $381 million or $1.95 per share.

                  We accomplished some important refinancing goals that we had established going into the year, which Bruce will talk about later. Clearly though at these gold prices, we're not achieving the kind of rate of return

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 4


                  that we feel our shareholders deserve over the long run. With an improving gold price and with the new Newmont and the quality assets that are being put together in this combination, we think those kinds of returns are clearly on the horizon.

                  This was a terrific year also for our copper-gold project at Batu Hijau Mine in Indonesia, which continued to exceed our operating targets. For the year, Batu Hijau sold 640 million pounds of copper, 22% more than the year 2000. Gold sales for the year were 525,000 ounces, 65% improvement over the prior year; total cash costs of $0.36 per pound, net of the gold credit, was a 37% improvement.

                  The operating results were due to higher-grade reconciliation in the mine plant, a 17% increase in tons mined and a 15% higher mill throughput. In fact, in the fourth quarter, the enhanced mill throughput rate of 129,000 metric tons per day is 8% above the design rate of 120,000 metric tons per day.

                  Batu Hijau's overall operating efficiency offset a weak average realized copper price of $0.70 per pound, $0.12 less than in 2000. With this performance Batu Hijau was able to contribute $33 million to our equity

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 5

                  income for 2001. This compared with a loss of $10 million in 2000 as the project was starting up.

                  We have also reported our equity proven and probable reserves for year-end 2001 of approximately 60 million ounces of gold after production depletion. North American reserves accounted for slightly more than half. Total company wide copper reserves were six billion equity pounds with Batu Hijau accounting for 5.5 billion equity pounds.

                  Our exploration and research expenses were cut by 28% to $55 million in 2001 as a result of the depressed gold market. Yanacocha, where reserved total 34 million ounces, the two-pronged exploration program concentrated on the complex and deep sulfide zones containing copper-gold mineralization and near surface oxide zones for gold. These efforts will continue in 2002 with a focus to locate higher-grade copper-gold targets and new covered oxide targets. As I've said before, this is a world-class district and we'll be mining here for years to come. In Nevada our 2002 exploration efforts will focus on new underground mining opportunities near Deep Post, Deep Star, Carlin, Gold Quarry and Twin Creeks.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 6


                  Finally, over the past three months I've spoken many times about our pending acquisition of Normandy and Franco-Nevada. In the strengthening of shareholder value, in the new Newmont, is the premier gold investment vehicle. There's a lot of positive support and interest in Newmont and as we travel to over 25 cities in a three week period, let me give you a two minute version. As we traveled over that period we saw a lot of support from our shareholders.

                  Let me give you a little short version of where we are and where we're going. We expect to close both transactions this month. We're hopeful of surpassing the 50.1% mark for our open bid for Normandy's shares by the end of next week. In any case, we announced in another press release today that we're extending the Normandy period of acceptance to 7:00 p.m. Sydney time on February 26th. This is to enable people adequate time after our shareholder vote on the 13th of February. Bruce will speak a little bit more to the timing in his remarks.

                  Franco-Nevada shareholders overwhelmingly approved Newmont's acquisition at a special meeting in Toronto on January 30th. The meeting was well attended and it was an historic event that marked the closing of a phenomenal 18-year record and the opening of a new chapter for these

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 7


                  new shareholders of Newmont. As I said, the Newmont special meeting will be in Denver on February 13th. At the current point, votes are running in favor in the high 90% level.

                  The new Newmont will be the gold standard for investors seeking portfolio diversification and making a gold play. As we have seen in recent days the gold price rally, Newmont continues to offer the most leverage to a rising gold price. We're working intently on integration to begin immediately capturing synergies of $70 to $80 million in the first full year. We have also indicated that we have raised between $250 and $300 million in cash in 2002 due to the sale of non-core assets of the compliant portfolio. This effort was kicked off well with just over $100 million raised by Franco-Nevada sale of its Aber Diamond equity stake. In addition the recent sale of Franco-Nevada's ... warrants raised another $11 million.

                  As we go forward, we will maintain our no hedging philosophy, and as stated that we intend to opportunistically deliver into or unwind Normandy's hedge book. Some of this program has already been started and been announce by Normandy's management. An important financial goal of the new company will be to continue to lower total debt. We

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 8


                  intend to improve our net debt to total capitalization of 24% and less than 20% in the first year. On a long-term basis we want to run net debt at under 10% of total capitalization.

                  Another fiscal goal is to increase the royalty business of Franco-Nevada to generate further stable cash flows to protect against logo prices. We have a joint task force that's in place running the transformation with representatives from Normandy, Franco-Nevada and Newmont. All three organizations will contribute to this effort and we intend to draw on the strengths of each one of these organizations as we put together the new Newmont.

                  Let me now turn this over to Bruce Hansen for some additional remarks on the financial and operating report performance for the quarter.


B. Hansen         Thank you, Wayne.  As Wayne mentioned, we also announced
                  today the extension of our Normandy bid to February 26th from February 15th in order to give Normandy shareholders the opportunity to tender into our bid following our shareholder meeting, which will be held on February 13th.
                  We intend to declare our bid unconditional on February 15th if we

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                          PAGE 9


                  obtain a relevant interest in 50.1% of Normandy shares on a fully diluted bases taking into account the approximately 19.8% of Normandy shares currently owned by Franco-Nevada. This also assumes that we receive final clearance from the ASX on our Australian listing and Newmont stockholder approval transactions. We intend to complete the Franco-Nevada acquisition as soon as the relevant interest in the 50.1% of Normandy shares is obtained. We are very excited about the prospect of completing both the Franco-Nevada and Normandy Mining transactions this month, which will obviously lead to the creation of the new Newmont.

                  As Wayne also indicated, it was a very good quarter for Newmont and a very good year. In the fourth quarter of 2001, Newmont reported net income of $20.2 million or $0.10 per share. Excluding merger and restructuring costs associated with the Battle Mountain acquisition and non-cash items, Newmont earned $31.7 million or $0.16 per share. Contributing to this performance were, of course, on target production, as well as cash costs and a $5 an ounce higher realized gold price over the fourth quarter of 2000 as compared to fourth quarter of 2001.

                  After accounting for pre-tax charges of $60.5 million for corporate restructuring and Battle Mountain merger costs and $41 million for

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 10


                  miscellaneous write downs, Newmont had a net loss of $30.8 million or $0.16 per share for the full year 2001.

                  Cash flow from operations in the fourth quarter was $147 million and $381 million or $1.95 per share for the full year. Asset write-downs in 2001 included an $18 million write down at Minahasa due to a shorter mine life and various inventory and valuation adjustments. Full year results also reflected a 4% lower expense rate for G&A totaling $61 million as a result of combining with Battle Mountain, and a 17% lower depreciation and inflation charge of $300 million corresponding with lower production.

                  I would also like to point out that during the fourth quarter there was also an income tax benefit of $16.6 billion, excluding the impact of merger and non-cash items. As a result of favorable tax return reconciliation, as compared to our book provision, and from reduced income tax provision at Minera Yanacocha benefiting from the Peruvian reinvestment program.

                  In regard to our continuing current merger transformation efforts, I would like to take the opportunity here to point out that we did in 2001

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 11


                  successfully integrate Battle Mountain and achieve more than $25 million in synergies for the full year. These savings were derived mainly from Exploration, G&A, and operations.

                  Integration, we believe, is the core competency of Newmont, and also is a skill set that Normandy Mining brings to the table as well. I think this will be key to extracting the full value of synergies and capturing the complimentary strengths of all three companies. In our past experiences with Santa Fe Gold and with Battle Mountain, we have done better than our projected savings. With our Normandy and Franco acquisition we remain on target and continue to forecast synergies of $70 to $80 million in the first full year rising to $80 to $90 million beyond that.

                  During 2001 we completed three important financial goals. We raised $275 million in May of 2001 from the issuance of eight and five-eighth percent notes maturing in 2011 enabling the company to repay its outstanding balance on its bank facility. We also completed a new $600 million revolving credit facility with $400 million maturing in 2006 and the balance renewable annually. We also restructured our small book of coal options for 2.35 million ounces into sales contracts requiring physical

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 12


                  delivery at future dates, thus removing any further mark to market volatility to net income.

                  Most recently, and further into our no hedging policy, in December of 2001 Newmont effectively closed out Battle Mountain's small hedge book covering approximately 275,000 ounces, which provided Newmont with a cash gain of approximately $5 million.

                  Entering 2002 Newmont is in very good financial shape. We have total debt of $1.3 billion offset by cash balances of nearly $150 million, and a net debt to total cap ratio of 40%. We will use our un-drawn $600 million revolving credit facility for the payment of cash consideration for Normandy shareholders. We'll then look to the cash balance of the combined company to subsequently repay that debt and look selectively to reduce debt across the board from excess cash balances and free cash flow.

                  As a standalone ... Newmont, we remain focused on continuallY increasing our financial flexibility and delivering our balance sheet over time. As Wayne mentioned, in regard to the combined new company, with Normandy Mining and Franco-Nevada, we'll continue to drive our

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 13


                  net debt to total capitalization down over time starting at 24%, looking out a year to below 20%, and then focusing on a target of 10% over the long term.

                  Obviously, this is an exciting time for Newmont employees and shareholders as we're well positioned to become the new gold standard within the industry. We're expected to generate very strong cash flow and free cash flow derived from the world's largest production base. We will offer the size and liquidity needed by our large generalist investors for portfolio diversification.

                  Most importantly with the rising gold market, as we've currently seen, we have the largest degree of upside participation in the industry. Finally, we have the balance sheet strength, the pipeline of development projects, and a strong management team to accomplish all of this. Now we're happy to take your questions. Thank you.


Coordinator       Michael Dudas, you may ask your question and please state your company name.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 14


M. Dudas Good morning or good evening, wherever you guys are. Bear Stearns. I have two questions. Wayne, could you share with us, you mentioned your mentioned your 23 city tour, could you share with us two to three major concerns or focus points that investors have portrayed to you? I'll follow up with Bruce in a second.

W. Murdy Thank you, Michael. We are spread out a little bit, Michael. We are in a few different cities because the effort is just clearly underway. As I said, we got really tremendous support from the institutional investors we met with throughout the period. I would say that initially there was some sense of concern with respect from some of our real die-hard bulls that we were giving up some of the upside in this transaction. Newmont has always been very leveraged to the gold price, and in putting together this combination, it's like any combination there's pluses and minuses for each one of the investor groups. There was some dilution to our upside but the ability to add the balance sheet strength, the pipeline of projects, I think as people looked at this in its entirety that that issue dissipated pretty quickly.

                  The other issue that has come up is something that the three companies all recognize, and will have to work on very hard is the different cultures. We are three very different cultures. I personally think that that's a

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 15


                  strength of the new company. Each one of the companies has grown in a different way, but we are in a world that changes rapidly, and so having very good people in all three organizations and being able to put together the best of the best I think serves us very well. I think as we have gone through this process and been able to work together, in what is clearly a very unique transaction, where you have three different companies, three different jurisdictions involved, where one is actually a contested situation with the fourth jurisdiction, I think the ability to work smoothly through that process and meet all our time deadlines that we have set forth going forward shows the ability of this group to work together very well.

M. Dudas Thank you, Wayne. Bruce, just to follow up with you. Do you think that the reduced liquidity in the gold markets, some bullion banks have pulled out of the business, would it have made it more difficult for Newmont to affect some of its hedger off balance sheet transactions and do you think that will have an impact on some of the volatility in the marketplace?

B. Hansen         I think there is somewhat of reduced liquidity in the
                  market. I think there is sufficient liquidity available for us as we look at opportunities to unwind the Normandy hedge book.
                  That being said, at current prices,

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 16


                  we'll be focused on essentially delivering into that hedge book and that is easily absorbed.

M. Dudas          Terrific.  Thank you, gentlemen.

Coordinator       Thank you.  Brian Christie, you may ask your question and
                  please state your company name.

B. Christie       It's Brian Christie with Canaccord Capital.  Good
                  afternoon, gentlemen. Just one question on the sale of the assets, Wayne, I think you gave a value there. Could you just repeat that for me? Then, have you come up with a ballpark on the cost of the merger transactions here?

W. Murdy What we've disclosed is that we intend to raise between $250 and $300 million in the first year. We're, as we said, about $111 million into that already, really, to individual transactions.

B. Christie       What about the cost of the mergers?

W. Murdy          Bruce, what are we using in the pro formas?

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 17


B. Hansen         It's roughly $90 million.

B. Christie       Okay thanks, gentlemen.

Coordinator       Thank you.  Adrian Day, you may ask your question and
                  please state your company name.

A. Day Adrian Day, Global Strategic. First of all I really appreciate, Wayne, the fact that you lead off with a discussion of gold unlike many gold companies that seem embarrassed of their product. Two questions if I may. First of all, do you have an expiration budget for the year ahead? Secondly, in terms of personnel from both Normandy and Franco, I don't know if you've had time to sort of think about how many people you're going to have to let go, and then are the people you really want are they enthusiastic about coming over and those sorts of issues? Thanks.

W. Murdy First of all, with respect to Exploration, what we have laid out in our pro forma, which were put together on a basis of $275 gold, was about an $80 million combined budget. We're really going through a two-phased program, if you will, this year for all of us. Normandy is on a different fiscal year-end, so they're well into their year in conducting their program.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 18


                  We have just initiated our program for 2002. All of this is getting relooked at in the March time frame, and we would expect by April/May to lay out the new program. The focus clearly is on near project or projects that are close to current infrastructure or current discoveries.

                  With respect to people, we don't have big numbers involved in this. This is not an acquisition that's driven by huge people reductions as some have been in the past and that's because primarily we're adding a new fourth very important leg to the operation with respect to the Normandy operations in Australia. We'll develop those as we go through, but that's not a significant driver of synergies in this particular transaction. We're very excited about the...

A. Day I'm sorry. The people you want to come over are they all coming?

B. Murdy ... through the due diligence process, and I think what you'll see coming out of this transaction is really a mix of individuals in key positions from all three companies.

A. Day            Okay, thank you.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 19


Coordinator       Thank you.  John Tumazos you may ask your question and
                  please state your company name.

J. Tumazos        John Tumazos Prudential Securities.  Congratulations on all
                  of the progress. With regard to the hedging question asked earlier, I would appreciate if you could explain the response and perhaps elaborate to my follow up question?
                  You said you were going to deliver into the hedge book of Normandy. Should we interpret that to mean that two million plus Normandy and five million plus Newmont ounces could get delivered 600,000 ounces a month until it's all closed out quickly?

B. Hansen         No, John, I think our view is to predominately deliver it
                  into the existing schedule of maturities that Normandy has. As you're aware, as you move maturities around in terms of gold hedge books, you change the valuation or strike price for amateurs of those instruments, so we'd have to look carefully in terms of actually moving maturities. I think we've been very consistent in saying that, "Look, if components of the hedge book are in the money we'll accelerate the closure of those components," but if they're out of the money, as they are now with the rise in the gold price and the Australian dollar weakness we've seen over the last couple of years, we'll tend to deliver into that book pretty much in accordance with

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 20


                  its maturity. We'll, on an ongoing basis, evaluate exactly how we do that and we may accelerate a little bit more or just deliver as I indicated.

J. Tumazos        Could you refresh us as to how many Australian dollars are hedged?

B. Hansen         Well, Normandy's got their gold hedge book essentially
                  denominated in Australian dollars. They're hedging ounces in an Australian gold price. They do a small amount of Australian currency hedging related to the revenue protection associated with the golden growth in copper operations as well.

J. Tumazos        So it might be a 110% of their bullion hedging dollar
                  magnitude?

B. Hansen         I guess I don't understand.

J. Tumazos        It's more than the bullion by how many dollars, $50
                  million, $100 million, something like that?

B. Hansen         We'll have to get back to you on that.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 21


J. Tumazos        If I could ask a conceptual question.  In the last several weeks, the A dollar has moved against the hedge book about
                  2%, about $0.01 per dollar, and the gold price, of course, has risen more than 5% so as to create a disconnect where it's been adverse on both sides. As the gold market has done better than other resources in the Australian economic outlook, it would seem difficult to predict that interaction. Are you simply going to sit with that and deliver against the A dollar as the gold comes through or cover the currency?

B. Hansen         John, we're going to deliver ounces, and that will satisfy the obligation related to the bullion hedges. Depending upon where the Australian dollar is at that point in time, and where the US dollar gold price is at that point in time, as we deliver we'll either have an opportunity gain or an opportunity loss. I will point out that as you look at this book on a combined basis it's clearly something on the order of 7% or 8% of the combined company's reserves, and if we have a higher US dollar gold price that translates to the kind of leverage and upside that we're giving to investors beyond any opportunity gains and losses associated with the delivering into the hedge book.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 22


J. Tumazos        As of the present, are you prepared to tell us what the
                  mark to market of the Normandy or the total Newmont enterprise, anyway you want, currency and bullion hedges?

B. Hansen         Normandy has released a number, as of their last release, on financial and production statistics. That's the most up to date information that we currently have in regards to the mark to market of that hedge book. On an ongoing basis, as we have consistently with regards to our small amount of hedges, we've provided that information to market and we'll do so in the future.

J. Tumazos        Thank you.

Coordinator       Thank you.  Jeff Stanley, you may ask you ask your question and please state your company name.

J. Stanley        Thank you.  I'm with BMO Nesbitt Burns.  Perhaps a couple
                  of questions on an operating nature. John, Yanacocha, the ramp up of La Quinua going a little slower than anticipated. Can you elaborate on perhaps why and how that looks like it's going to pan out over the next little while, and just how far down the track you are with respect to looking at the sulfide and

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 23


                  the copper-gold mineralization; you know likely recoveries, the nature of the mineralization and give some thoughts on perhaps the initial scoping studies? What do you think might be potential there in terms of development in the timetable?

J. Dow La Quinua has a slower than expected start in the fourth quarter last year, but we've really got our act together in the last month and rapidly approaching design capacity. We did 3.7 million tons in the quarter, which was a bit less than we though during the early stages of commissioning, but through January of this year, we've averaged over 100,000 tons a day. We've had several days over design capacity and a record day during January of 138,000 tons. The La Quinua conglomerate is going just great, and we're looking to have it running at design capacity by the middle of the year. Obviously, we are going to try to do that a little bit quicker. After a slow start, and it was mostly because we had a few commissioning problems with the conglomerate itself, that we didn't shift as much dirt while we waited for the conglomerate to be ready, but we overcame most of those things and it's going fine now.

                  With regard to the sulfide program, there's a steady progress being made on understanding the particular challenges of the sulfides. I think it's

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 24


                  probably premature, Jeff, to give you a time frame for that. Obviously the sooner we understand it the better. There are some of these ore types that are easier than others; the Carachugo's Cerro mineralization is a little bit less complicated. It looks like a considerable amount of the gold there will actually be recoverable by gravity because it's physical metal and visible. I wouldn't like to speculate at this stage in the year just exactly what our time frame to be more specific about development would be. We are working hard on it obviously. The sulfides represent the long-term future at Yanacocha. We continue to be encouraged by the drilling that's being done there, but it's a bit early to say anything too specific in answer to your question.

W. Murdy If I just might add to that. We said a year ago we had more than 20 years of oxide material proven and probable and from an MPV standpoint it just didn't make sense to continue to drill out some of the other oxides just for the sake of adding to a reserve that was 20 years out. Our production profile is such that we continue to clearly expect that by 2004 we'll be producing about 2.5 million ounces. The nice thing at Yanacocha now is we've started to level out. We've got our fleet size and our mining rates set, and the increase in production over the next several years will come from, first of all, having a full year in 2002 at these higher mining rates,

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 25


                  and then some better grade and better strip ratios for the next couple of years after that.

                  The sulfide program is a great long-term asset, but it's five to seven years away from becoming a significant income producer for us. You need to put that in context when you talk about it.

J. Stanley        Perhaps one additional question on Nevada.  I'd like to
                  gain some sort of understanding of the flexibility.
                  Obviously, you've got an enormous number of processing facilities and reserves and resources of all sorts of different natures throughout Nevada. I'm just wondering if you can give us some sort of idea of the flexibility from an operating perspective to adjust your programs under different gold price environments? Just how efficient is the optimizer program in terms of rescheduling, the movement of ore and waste into the various facilities? Do you have Midas programmed into the optimizer yet?

W. Murdy          No, we haven't closed yet so we weren't able to do that.
                  That will come very quickly. Dave, did you want to talk a little bit about Nevada?

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 26


Dave Jeff, to answer your question, Wayne is right, Midas is not in the optimizer yet, but we do have a significant amount of material in Nevada, both on the underground side and in the pit areas and stock piles that are sensitive to the gold price. If the gold price should continue to rise, we'll take another good look at this. Nevada has always supported us in the past, it has not disappointed us. If you look at Nevada in light of rising gold prices, there's good news there.

J. Stanley        Okay, good.  Thanks very much.  Thank you, gentlemen.

Coordinator       Thank you.  Our next question comes from Michael Fowler.
                  Sir you may ask your question and please state your company name.

M. Fowler         Harris Partners Limited.  Tumazos asked the question about hedging, but I have a question about in terms of, as I understand from your document, that you weren't allowed or weren't given the financial statements or lease in order to divert the financials from Normandy, and Normandy is an Australian GAAP and also it formed as a whole series of acquisitions and so forth. Is there anything there on an off-balance sheet theme that you would expect?

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 27


W. Murdy No. Let me just put that in context. Obviously, we are involved in a very competitive situation and Normandy's statements we had full access to their financial information and their audited statements. The issue was really one of converting from Australian GAAP to US. We understand the differences on a macro-basis and as we were going through the books and records and doing our due diligence, that was not a big issue. In fact, to go back and convert that and make the historical conversions takes a significant effort, and that's why we were able to get the exemption from the SEC in that regard.

                  Going forward, we will have to put, this will be purchase accounting, we will have to put our own valuations based on the current market on all of those assets and that will take some time also. That's the effort that will be underway. We're not concerned about any off-balance sheet financing arrangements there.

M. Fowler         Wayne, perhaps you could just remind us what kind of
                  off-balance sheet guarantees or items that you have in Newmont?

B. Hansen         The only significant off-balance sheet item that we have
                  relates to our interest in Batu Hijau where it's a non-recourse one billion dollar facility.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 28


                  The sponsors have a $125 million support facility associated with that project. In regard to cash shortfalls, the sponsors will support it up to $125 million and we own 56.25% of it.

M. Fowler         Thank you very much, Bruce.

Coordinator       Thank you.  Danielle McConvey, you may ask your question
                  and please state your company name.

D. McConvey       Goldman Sachs.  Good day everyone.  A few questions.
                  First, John, on Yanacocha, can you give a little color?
                  This past year you indicated very early that it would not be a year that you would be increasing reserves based on your concentration of deep sulfide. Looking forward throughout 2002, is it going to be the same case? Is the concentration going to be in deep sulfide or will we expect a net depletion of reserves there this year?

J. Dow Dan, the focus on reserves replacement at Yanacocha this year is going to be on Kori Minera. You will have seen in the reserve statement we put out that Kori Minera has been added to the NRN category and we'll be working to convert Kori Minera to reserves through this year. The story for 2002 will be similar to 2001. The effort at Yanacocha is longer term.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 29


                  Its aim is to find out the economic value of the sulfides and that's a longer-term exercise because of their metallurgy than it is with the simple oxide ores.

D. McConvey       Second question with respect to the sensitivity of reserves, I guess in your annual report you will disclose the sensitivities for a $25 per ounce move in the gold price. You can't by chance give those out now can you?

B. Hansen         Actually Dan, it's in the full press release on the last
                  page.

D. McConvey       Okay, sorry.

B. Hansen         It's in terms of a $25 reduction in price of about 6.9% and a $25 increase above the 3.5 as opposed to the 5%. I would point out that as we look at higher prices we don't take into ... a lot of rigor there and simply adjust the kind of mining columns and the pit parameters associated with that. We don't look at other projects or look at it in a very extensive manner. I would think as we see our prices, you would see better sensitivity as prices increase.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 30


D. McConvey       Thank you.  Last question, Batu Hijau is going very well.
                  Wayne, in the past you've told us about how you're going through a high-grade portion of the pit and that was going to change. You're moving more tons than you had planned as well. Looking forward into 2002, would you expect some positive reconciliation's to continue just in terms of tonnage and is the actual grade still fairly close to plan or is it becoming better than expected?

W. Murdy Well, we continue to come in better than expected this last year. We've been conservative in trying to project that out in the future because we are still in the very early life. I guess I would say that we're very encouraged by what we see. Dave, do you want to comment further on that?

Dave The pattern of the past continues. We always seem to find a little bit better grades than we had anticipated. The positive reconciliation had held up as we actually get deeper in the ore body. The affect of this reconciliation is slightly more favorable to us, but certainly no surprises there. The plant continues to do well. Our progress board increasing production is very pleasing to us.

D. McConvey       Thank you.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 31


Coordinator       Thank you.  Marc Cohen, you may ask your question and
                  please state your company name.

M. Cohen Marc Cohen, Inc. It's nice to have your own company. A couple of questions, Wayne. First of all, a very fine quarter, ... for an excellent merger. If you look at where we were in terms of production in the year 2000 then you came down some more in 2001, you're telling us in your outlook for 2002 that you're going to go down another couple of 100,000 ounces to 5.2 million ounces. Are you trying to tell us that if there were no merger, that one could anticipate that it, say $300 an ounce, which is what you're using for your calculations I believe, that 2003 might even be lesser production than 2002?

W. Murdy Basically, Marc, we've been saying for some time that we expect it to be on a standalone basis about a five million ounce producer. I think our original year 2000 the production on a pooling basis with that amount would have been 5.7 and we produced about 4.9, so we produced 5.4 this year, which we hit. We are in an industry where production is starting to fall off. That's part of the story. I think it's true of all of the major producers, absent acquisitions or reinstating dispositions. I know it's true

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 32


                  of the five largest producers in this industry and as you look at the studies it's true the industry as a whole. If we had not done this transaction, next year we would still be above five million ounces, but basically a pretty flat period. I should say that all of that planning was done at a $275 flat price. So at $300 we can do better, but it's not going to be markedly different.

M. Cohen The usage of $300 in your reserve calculation, that is, a couple of years ago, if I remember correctly, that may have been as high as $350?

B. Hansen         It was as high as $400 back in 1996, Marc.

M. Cohen But, during that same period many of your competitors have also reduced that number, so you all are acknowledging that the numbers the industry is capable of really getting has come down.

W. Murdy We're just acknowledging what the market was showing over a period of time. Again, it's very difficult in mining to start whipping around those numbers. In 1996 we were at $400. The industry basically came down to $350 in 1997, 1998 then down to $325 and then down to $300. As the market improves I think you'll see some of those numbers begin to move up. The good thing that the industry has started to do through this period

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 33


                  is at least within some band show some sensitivity. Again, that is limited because it takes so much work to put together a mine plan for a number of bits at different prices, but we try to give a realistic sensitivity within about a $50 band.

M. Cohen Now the number, which you give for your proven and probable reserves is always in a contained basis. Is there anyway you feasibly could give a recover number? I realize you have a multitude of different mines. Is there a number you feel comfortable with?

W. Murdy What we disclose is, in the supplementary information, we always disclose what our current recoveries are for each one of the operations. I will tell you that I think this is a weakness of this industry because it discloses gross as opposed to recovered, but it's a very difficult thing to come up with over a full line way.

M. Cohen Again, congratulations on what looks like a super merger and acquisition.

W. Murdy          Thank you very much Marc.  Good to hear your voice.

M. Cohen          Thank you very much.

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 34


Coordinator       Thank you.  Paul Rankine you may ask your question and
                  please state your company name.

P. Rankine        Paul Rankine from Citigroup Asset Management.  Two
                  questions, first on the fixed rate debt, are you keeping all of that in fixed rate at the 8.5%? Secondly, on looking at Batu Hijau, your costs have come down quite dramatically last year. What are you looking at for cost wise in 2002?

B. Hansen         Let me address at least the first part of the question.
                  The vast majority of our consolidated debt is fixed rate debt. We swapped $200 million into floating rate debt;
                  $100 million associated with the 2005 maturity bonds and $100 million associated with the recent eight and five-eighths bonds that mature in 2011. We recognize, from just a risk management perspective, that we were a bit overloaded on fixed rate debt and have managed what I think is to a more appropriate blend.

                  In regard to your second question, could you repeat that?

P. Rankine        Yes.  With Batu Hijau you've managed to go and pull down
                  your cash operating costs quite considerably in 2001. What are the prospects for

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 35


                  maintaining at that sort of level in 2002 given that you had given guidance previously at sort of long term of around about $0.55 for that operation?

B. Hansen         I think that's a high number now. You have to take into
                  consideration that 2002 we are going through a new stripping phase and with that we'll have slightly lower grades in the first half of the year. We're projecting a number that's pretty much in alignment with what we saw in 2001, maybe slightly higher.

P. Rankine        Thank you.

Coordinator       Thank you.  Our last question comes from Mark Smith.  Sir, you may ask your question and please state your company name.

M. Smith First Associates. Just a very quick question. With a net debt to total capitalization in 40%, could you just give us some feeling of where you feel that debt should come down to and what your target is in the new merged entity?

W. Murdy ... of a box, we expect to be at 24%. We have said that we would intend by the end of the year to be under 20% with an intermediate goal of

                                                      NEWMONT MINING CORPORATION
                                                           MODERATOR: WENDY YANG
                                                     FEBRUARY 6, 2002/12:00 P.M.
                                                                         PAGE 36


                  ultimately being about 10% net debt to book cap. We'll continue to use project financing in some of the overseas operations, but on a net debt basis that's the goal.

M. Smith          Okay, thank you very much.

Coordinator       Thank you.  I would now like to turn the call back over to
                  Ms. Wendy Yang.

W. Yang Thank you very much. That concludes our call today. Thank you.